Southwest Georgia Financial Corporation 201 First Street S.E. Moultrie, GA 31768 PH: (229) 985-1120 FX: (229) 985-0251

News Release
INVESTOR AND MEDIA CONTACT:
George R. Kirkland
Senior Vice President and Treasurer
Phone: (229) 873-3830
investorinfo@sgfc.com

For Immediate Release
Southwest Georgia Financial Corporation
Announces Final Results of Tender Offer

MOULTRIE, GEORGIA, October 24, 2006 -- Southwest Georgia Financial Corporation (AMEX: SGB) (the “Company”), the parent company of Southwest Georgia Bank, announced today the final results of its tender offer that expired Friday, October 13, 2006, at 5:00 p.m. Eastern Time. Consistent with preliminary results released October 16, 2006, the Company will purchase 575,000 shares at $23.00 per share. The value of the shares to be purchased is $13.225 million, and the number of shares to be purchased represents approximately 17.7% of the Company’s 3,245,643 shares of common stock outstanding on October 23, 2006.

Because the number of shares tendered at the $23.00 purchase price exceeded the number of shares the Company anticipated purchasing, after the Company purchases all of the “small lot” shares properly tendered, the Company will prorate the remaining shares accepted for purchase. Small lots were defined in the offer to be lots of less than 100 shares. Shareholders tendering shares will have their orders reduced by 32.34% as a result of proration.

 This announcement does not constitute an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell securities. The tender offer was made solely on the terms and conditions set forth in the Offer to Purchase dated September 15, 2006, as amended, and the accompanying transmittal documents. Any questions with regard to the tender offer may be directed to Keefe, Bruyette & Woods, Inc., the information agent, at (877) 298-6520 (toll free).

About Southwest Georgia Financial Corporation

Southwest Georgia Financial Corporation is a state-chartered bank holding company with approximately $309 million in assets headquartered in Moultrie, Georgia. Its primary subsidiary, Southwest Georgia Bank, offers comprehensive financial services to consumer, business, and governmental customers. The current banking facilities include the main office located in Colquitt County, branch offices located in Baker County, Thomas County, and Worth County. The bank provides, in addition to conventional banking services, investment planning and management, trust management, mortgage banking and commercial and individual insurance products. Insurance products and advice are provided by Southwest Georgia Insurance Services which has an office in Colquitt County. Mortgage banking for primarily commercial properties is provided by Empire Financial Services, Inc., a mortgage banking services firm.

More information on Southwest Georgia Financial Corp. and Southwest Georgia Bank can be found at its website: www.sgfc.com.

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